Putnam Mortgage Opportunities Fund, as of November 30, 2017, semi annual shareholder report
77 H.a
On November 28, 2017, Northern Trust Company acquired by transfer of assets, 14,551,667 shares of the fund, which represented 78.5% of the outstanding shares of the fund. As of November 30, 2017, these same holdings represented 78.4% of the outstanding shares of the fund.
77 H.b
On November 28, 2017, as a result of a transfer of assets into the fund, Choate Hall and Stewarts holdings of 2,948,025 shares of the fund represented 15.9% of the outstanding shares of the fund.